Filed with the SEC on or about June 3, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER
THE SECURITIES ACT OF 1933

COMMONWEALTH NEW ERA RACING, LLC
(Exact name of issuer as specified in its charter)

PENNSYLVANIA
(State or other jurisdiction of incorporation or organization)

6455 Oak View Drive
Harrisburg, PA 17112
(717) 652-5849
(Address, including zip code, and telephone number
including area code of issuer's principal executive offices)

Joseph Santanna
6455 Oak View Drive
Harrisburg, PA 17112
(717) 652-5849
(Name, address, including zip code, and telephone number
including area code of agent for service)

7948 (Primary Standard Industrial Classification Code Number)	20-3319559 (I.R.S. Employer Identification No.)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Total Pages: 26

PART I — NOTIFICATION

ITEM 1. Significant Parties
(a) The directors of Commonwealth New Era Racing, LLC (the "Issuer" or "Company") are as follows:

Todd Mostoller 300 Pine Street Hummelstown, PA 17036	Joseph Santanna 6455 Oak View Drive Harrisburg, PA 17112	Todd Beattie 94 Moonshine Road Jonestown, PA 17038

(b) Todd Mostoller and Joseph Santanna are co-managers. See (a) above for addresses

(c) There are no general partners

(d) record owners of 5 percent or more of any class of the Issuer's equity securities

The Company is owned equally by Todd Mostoller, Joseph Santanna and Todd Beattie, each with a 1/3 interest.

(e) beneficial owners of 5 percent or more of any class of the Issuer's equity securities - See (d) above

(f) Promoters of the Issuer: Todd Mostoller and Joseph Santanna

(g) Affiliates of the Issuer: Todd Mostoller, Joseph Santanna and Todd Beattie

(h) Counsel to the Issuer with respect to the proposed offering:

Mary Alice Busby
Mette, Evans & Woodside
3401 North Front Street
P.O. Box 5950
Harrisburg, PA 17110-0950

(i) Each underwriter with respect to the proposed offering; None

(j) Underwriter's directors: Not Applicable

(k) Underwriter's officers: Not Applicable

(l) Underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

ITEM 2. Application of Rule 262
(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales
No part of the proposed offering involves the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered
No underwriters or dealers will be involved in the Offering. The co- managers, Todd Mostoller and Joseph Santanna will promote the offering and may act as salespersons. The securities will initially be offered in Pennsylvania and may be offered in other states as the securities laws of such states are satisfied. The Company will file an amendment to this Offering Statement if it intends to offer the securities in other jurisdictions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year
(a) Within the past year, the Issuer has issued in a private placement $175,000 in limited liability units to the following persons:

Wayne Van Nostrand
Todd Mostoller
Joe Santanna
Craig Siner
Michael Tucci
Todd Beattie
Scott Fair

(b) None

(c) Section 4(2) of the Securities Act. The Issuer made no public offering of securities. The securities were sold by word of mouth to business associates of Todd Mostoller and Joseph Santanna (co-managers of the Issuer) who were aware of the risks and uncertainties involved in owning and racing thoroughbred horses. These individuals were also aware that the securities could not be sold to the public due to limitations imposed by the Issuer's operating agreement and the securities laws.

ITEM 6. Other Present or Proposed Offerings
Neither the Issuer nor any affiliate of the Issuer is currently offering or contemplating the offering of any securities in addition to those covered by this Offering Statement.

ITEM 7. Marketing Arrangements
(a) The Issuer is not offering any other securities, thus there is no arrangement to limit or restrict the sale of other securities of the same class. In addition no underwriter is involved in this offering. The Issuer is only offering limited liability company units. The units will be offered over the Internet and the officers and directors will use the contacts they have amassed during their combined over 80 years of participation in the thoroughbred racing industry as owners, trainer and holders of leadership positions within the industry.

(b) There will be no underwriter involved in the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
None

ITEM 9. Use of a Solicitation of Interest Document
Prior to the filing of this notification, the Issuer has not used a publication authorized by Rule 254.

PART II
OFFERING CIRCULAR

COMMONWEALTH NEW ERA RACING, LLC

$1,000,000
Limited Liability Company Units

6455 Oak View Drive
Harrisburg, PA 17112
Telephone (717) 652-5849

Commonwealth New Era Racing, LLC (the "Company") is offering for sale up to One Million Dollars ($1,000,000) aggregate amount of limited liability units (the "Units") in denominations of Ten Thousand Dollars ($10,000) each. Each denomination is designated herein as a "Unit." The Company will offer the Units (the "Offering") through its co-managing members, to whom no commission will be paid and over the Internet. The Company has not retained underwriters for this Offering.

INVESTING IN THE UNITS INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS OFFERING CIRCULAR. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discount and Commissions	Proceeds to Company[1]
Per Unit	$10,000.00	-0-	$10,000.00
Total Offering	$1,000,000	-0-	$1,000,000
Total Minimum[2]	$200,000	-0-	$200,000
Total Maximum	$1,000,000	-0-	$1,000,000

The approximate date of commencement of the proposed sale to the public: As soon as practicable after the Offering Statement becomes qualified upon order of the Commission.

[1] The Company has not retained underwriters. No finder's fee will be paid to any person. All proceeds will go the Company; no Units are being offered for the account of current Unit holders. Expenses of the Offering will be borne by the Company.

[2] The Units are offered on a best efforts basis, with no termination date. If the Company receives at least $200,000 in subscriptions, it will continue with the Offering and establish at least one limited liability company to own one thoroughbred horse. As Funds are received for the Units, such funds will be placed in escrow for the limited period required to accumulate sufficient funds to purchase a thoroughbred as described in this Offering Circular.

Offering Circular

COMMONWEALTH NEW ERA RACING, LLC
6455 Oak View Drive
Harrisburg, PA 17112
Telephone (717) 652-5849

This Offering Circular, which is part of Amendment No. 1 to the Company's Form 1-A, is being filed with the SEC on or about June 3, 2014. The Offering Circular shall be dated approximately as of the date of the qualification by the SEC of the Offering Statement.

Commonwealth New Era Racing, LLC (the "Company") has been organized as a limited liability company under the Pennsylvania Limited Liability Company Act, 15 Pa. C.S. §8901, et seq., as amended.

Only the two co-managers of the Company, Todd Mostoller and Joseph Santanna, are the authorized representatives of the Company. No other person has been authorized in connection with the offer or sale of the Units referred to herein to give any information or to make any representation not contained in this Circular and, if given or made, such information or representation must not be relied upon.

Initially, this Circular constitutes an offer of Units only in the Commonwealth of Pennsylvania. The Units may be offered in other states as the securities laws of such states are satisfied. The Company will file an amendment to this Circular if it intends to offer the securities in other jurisdictions. Until an amendment is filed, this Circular constitutes an offer or solicitation only in the Commonwealth of Pennsylvania. This Offering is made subject to withdrawal, cancellation or modification by the Company at any time without prior notice.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS:

THIS OFFERING CIRCULAR INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS OFFERING CIRCULAR, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING FINANCIAL POSITION AND ANTICIPATED OPERATIONS OF THE LLC ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ARE DISCLOSED UNDER"A WARNING ABOUT FORWARD-LOOKING STATEMENTS" AND "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN.

TABLE OF CONTENTS

See Part F/S and Part III Exhibits for Financial Statements and Exhibits respectively.

Commonwealth New Era Racing, LLC

SUMMARY

This summary of the Offering of Units by Commonwealth New Era Racing, LLC, a Pennsylvania limited liability company, is qualified in its entirety by the other information appearing in this Offering Circular and the Subscription Agreement which is attached to this Circular as Appendix "A." Capitalized terms used in this Summary but not otherwise defined in this Circular shall have the meanings given in the Company's Subscription Agreement.

The Company — Commonwealth New Era Racing, LLC (the "Company") is a Pennsylvania limited liability company formed in 2006. The business of the Company and the limited liability companies that it will fund with proceeds from this Offering is to acquire thoroughbred horses, train them for racing, race them, then, if possible, sell the horses. Each limited liability company will own one horse. After a horse's racing career, the Company will attempt to sell the horse at its then current market value. The net sales proceeds and the limited liability company's existing cash will be distributed proportionately to the Unit holders. It is anticipated that each Unit holder will be given an opportunity to purchase an interest in another limited liability company which will purchase another horse.

Company Office — The Company's office is located at 6455 Oak View Drive, Harrisburg, PA 17112. The Company's telephone number is (717) 652-5849.

The Offering — The Offering consists of the sale to investors of a maximum aggregate amount of $1,000,000 of Units in denominations of $10,000. The $200,000 minimum aggregate amount of Units is approximately the amount needed for the Company to establish a limited liability company and, therefore, purchase one thoroughbred. The Company reserves the right to proceed with the Offering if it receives at least 75% ($150,000) of the approximate amount of subscriptions necessary to establish a limited liability company. In such event, the Company would contribute the additional funds ($50,000) necessary for the formation of the LLC. Except pursuant to the subscribers' limited right to withdraw from participating in the Offering, the Company does not contemplate refunding any of the subscriptions.

Price of Units — The Units will be issued in denominations of $10,000 payable at the time of subscription. This price is the same price at which the current members of the Company purchased Units in the Company.

Minimum Investment — The minimum investment in the Units is one Unit at $10,000 per Unit.

Sales Commissions — There will be no sales commissions or charges in connection with sales of the Units.

Withdrawal From Participation in Offering	Each person who accepts an offer to purchase Units hereunder shall have the right to withdraw his or her acceptance, without incurring any liability to the Company within two business days from the date of the Company's receipt of his or her signed Subscription Agreement. Notice of withdrawal must be delivered to the Company at the address set forth in this Circular.
Reports to Unit Holders	The Company shall provide quarterly financial statements and other relevant information with respect to performance of the respective LLC of which each Unit holder is a member.
Fiscal Year	December 31 of each year.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain statements that constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. When words such as "believes," "expects," "anticipates," or similar expressions are used in this Circular, these are forward-looking statements. Forward-looking statements are also statements that are not statements of historical fact. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

- A significant increase in competitive pressure in the thoroughbred horse racing industry;
- A significant increase in operating costs, including the cost of training, feed and housing of the horses;
- The inability of our horses to win races or to place sufficiently to win any amount of money;
- Changes in tax, environmental or zoning laws and regulations relating to owning, housing and racing thoroughbred horses;
- Changes in allocations to purse development funds derived from state legislative gaming acts;
- The departure from the company of any of the significant parties (Messrs. Santanna, Mostoller and Beattie); and
- The Company may be unable to successfully manage the foregoing and other risks.

If one or more of these risks or uncertainties occurs or if our underlying assumptions prove incorrect, our actual results, performance or achievements in 2014 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.

For a discussion of certain additional risks related to an investment in the Units, see "Risk Factors" below.

RISK FACTORS

An investment in the Units involves a high degree of risk, and should only be made by an investor who can afford the loss of his or her entire investment. In addition to the other information contained in this Offering Circular, the following factors should be considered carefully by potential investors in evaluating an investment in the Units.

Significant Risks Inherent in the Company's Business of Horse Racing

The thoroughbred racing industry is built upon significant risk. The racing career of thoroughbred horses is generally between the second half of their two-year old year until age six or seven; the horses can continue at competitive levels until they reach age six or seven. If a horse has a successful racing career and is attractive enough to be resold, the Company and the Unit holders may recover or exceed their investment. However, if the horse's racing career is unsuccessful, the Company and Unit holders could lose all or part of their investment.

Competitive Nature of Racing

Horse racing is extremely competitive. The Company competes with national, regional, and local owners of thoroughbreds. Some of these competitors may have significantly more financial resources and operating flexibility. An inability to effectively compete may affect the Company's projected profits.

No Assurance of Profit From Operations

The Company can give no assurance that its operations will be profitable. The Company will establish a limited liability company to own each horse that it purchases. The Company estimates that it needs on average $200,000 (20 Units) for each LLC that it will form. The price of the Units is based on the estimated cost of ownership, training and managing each horse through the end of the horse's three-year old year. If the LLC managers determine to race a horse as a four-year old, additional funds may be needed and the Unit holders would be asked to contribute additional capital.

Nationally, the average annual purse earned per horse is $16,000, while the average monthly cost to keep a horse in training is $3,000. Jockey compensation is 10% of a "win purse" (first place finish) and 5% of a second or third place finish. Trainer compensation is 10% of a first, second or third place finish.

Company's Dependence on the Three Significant Parties

Success of the Company is dependent on the experience of its three significant parties, Joe Santanna, Todd Beattie and Todd Mostoller. Combined, these individuals have nearly 80 years of experience owing, training and managing race horse syndicates. While the inherent risks of the Company's business can be mitigated by the successful experiences of the three significant parties, there is no guarantee that these individuals will continue to be successful in purchasing, training and managing winning horses or that they will be able to continue to run the business.

Short History of Operations

The Company has a short history of operations by which to judge its prospects for success.

Future Financing Requirements; Financing Risk

The Company believes that the capital being raised in this Offering will be sufficient to fund its current purpose; however, there can be no guarantee that the Company will raise all of the funds that it projects it needs or that such funds will be sufficient. There can be no guarantee that after this Offering, additional capital will not be needed to finance the Company's operations (e.g., if the managers determine to race a four-year old horse).

Potential Loss of Investment

A Unit holder could lose all or substantially all of his or her investment in the LLC that the Company will form with its investment. The Units are only suitable for investors willing to accept this risk. Prospective investors should carefully consider their portfolio objectives and their need to minimize the risk of large losses in evaluating an investment in the Units.

INVESTORS ARE STRONGLY URGED TO CONSULT WITH THEIR LEGAL, FINANCIAL AND TAX ADVISORS REGARDING THE IMPACT OF AN INVESTMENT IN THE COMPANY IN LIGHT OF THEIR OWN INVESTMENT AND TAX SITUATION. NO REPRESENTATION, WARRANTY, PROMISE, ASSURANCE OR GUIDANCE IS GIVEN HEREIN OR ELSEWHERE BY THE COMPANY OR ANY PERSON WITH RESPECT TO THE CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

PLAN OF DISTRIBUTION

No underwriters or dealers will be involved in the Offering. The co- managers, Todd Mostoller and Joseph Santanna, will promote the Offering and may act as salespersons. By word of mouth and the Internet, the Units will initially be offered only in Pennsylvania. The Company may offer the Units in other states as those laws may permit.

There can be no assurance that all of the Units offered will be sold. As the Units are sold, the Company will form limited liability companies to own, train and manage a thoroughbred. If the Company does not receive sufficient subscriptions to form an LLC, the Company intends to contribute the balance of the funds necessary for the LLC. In its discretion, the Company may terminate the Offering thereafter.

The price of the Units offered hereby has been determined by the management of the Company and is based on the estimated cost of ownership, training and managing a thoroughbred horse through the end of the horse's three-year old year. The Offering price bears no relation to assets, net worth or actual or anticipated results of operations of the Company. Proceeds from the Offering will be invested in one or more LLCs, each of which will own, train and manage one horse. There is no public market for the Units and the Company has not made any arrangements with any securities dealers to be market makers or any other arrangements for public trading of its Units. In fact, transferability of the Units will be restricted by the operating agreement of the relevant LLC. The respective operating agreements of the limited liability companies that will be formed by the Company will be substantially similar to the operating agreement of the Company which: (i) prohibits transfer of membership units without the unanimous consent of the members, such consent may be granted, denied and/or conditioned in the sole and absolute discretion of the members; and (ii) requires any prospective member of the Company to execute such joinder and/or other agreements (in form and substance satisfactory to the Company) indicating the prospective member's acceptance of the Company's operating agreement.

This Offering is being made by the Company through its co-managers. The co-managers does not have any substantial experience in the securities business or in the sale of securities such as the Units. The co-managers of the Company will not receive any remuneration in connection with the Offering on behalf of the Company other than reimbursement of any related out-of-pocket expenses.

The Company has no arrangement with any finder, broker or dealer to offer or sell the Units.

USE OF PROCEEDS TO COMPANY

The Company anticipates that it needs on average $200,000 for each limited liability company that it will form to own a thoroughbred horse. For each $200,000 in Units that are purchased, the Company will form a limited liability company. This amount will be used as follows:

Depreciable basis of colt	$101,200
Agent Fee	4,600
Expenses of yearling sale	2,500
Tack	672
Travel, licenses, photos, videos	1,865
Training fees @ $60/day	41,736
Shipping	4,400
Veterinarian	6,720
Farrier	2,800
Medication	11,667
Management fees	4,200
Accounting/Income Tax Services	4,200
Mortality Insurance	12,140
Legal & Organizational Costs	1,300

The stated amounts represent the amounts needed for approximately 28 months of operation of a single limited liability company. The following expenses that may arise but are not included in the above table will be billed to Unit holders on a quarterly basis as they are incurred:

(i) Shipping

(ii) Veterinarian work in excess of $240 per month

(iii) Stake nomination and entry fees

(iv) Individual owner licensing fees in each racing jurisdiction

(v) Major surgery/medical/veterinarian procedures

None of the proceeds will be used to pay any indebtedness or borrowing with respect to the offering. The only asset that will be acquired by each limited liability company is a thoroughbred horse.

BUSINESS OF THE COMPANY

The Company is a Pennsylvania limited liability company, formed in 2006. The Company purchases, trains, manages and races thoroughbred horses. The business of the limited liability companies that the Company intends to form with the proceeds from the Offering will be engaged in the same business as the Company and will be managed by the same three significant parties who manage the Company: Joseph Santanna, Todd Beattie and Todd Mostoller.

During the immediate five preceding years, the Company has raced thoroughbred horses throughout the Mid-Atlantic racing circuit. This includes racing in New York, New Jersey, Delaware, Virginia, Maryland, West Virginia, and the three racetracks in Pennsylvania. During this time, the performances of horses owned by the Company were as follows:

- 21 horses under ownership won a combined $739,791 in purses
- 101 Starts
- 29 wins, 17 second, 11, third, 9 fourth, and 12 fifth place finishes
- Sale of one horse as a broodmare prospect for $110,000

Each horse races at a competitive level and at a selected racetrack to maximize the possibility of earning purses. Purses are earned in the following percentages of the total offered for each race:

- Win - 60%
- 2nd - 20%
- 3rd - 11%
- 4th - 6%
- 5th - 3%

The Company has no paid employees. The Company utilizes three independent contractors for the following services:

1. Trainer, who's paid at a "day rate" ranging from $30 - $100 per day. This rate includes all care for the horse (groom, exercise rider, feed, bedding, tack, etc.)

2. Accounting and income tax services - $200/month
3. Equine management services - $200/month

The trainer (at no additional expense to the Company) is responsible for the removal of manure and bedding in accordance with the requirements issued and enforced by the Pennsylvania Department of Environmental Protection Controlled Animal Feed Operations regulations. Pennsylvania racetracks must adhere to the same environmental regulations. Compliance with environmental regulations has no material impact on the Company's compliance burden, capital expenditures, earnings or competitive position.

Research and development activities are not a part of the of the Company's business and, in general, do not apply to horse racing.

The future financial performance of the Company and the limited liability companies that it will form will be dependent upon the racing success of the horse that is purchased. A very select team of proven experts in the evaluation of equine conformation and pedigree assist the Company in the selection and purchase of horses. It is the goal of the Company that the limited liability companies participate in the North American thoroughbred horse racing industry at the highest level.

The Company's business is very competitive; the results of the Company's previous operation are presented as a demonstration of past performance. While the Company has demonstrated its capability to be competitive and successful, continuation of these results cannot be guaranteed.

DESCRIPTION OF PROPERTY

The Company does not own nor does it need to own real property to conduct its business. As stated above, the normal arrangement for the care of a race horse is to pay a "day rate" to the trainer. The trainer for the Company, Todd Beattie, is also a significant party in the operation of the Company; listed below is a description of his training facilities. Mr. Beattie's barn is located on the premises of the Penn National Race Track in Grantville, Pennsylvania. He has owned the barn since 2001 and his barn is the only privately owned barn on the premises. Other features of Mr. Beattie's barn:

- 52 stalls located in one barn on approximately 5 acres of land
- 2 Equicisers that are completely covered from any weather element
- 6 turn-out paddocks
- the barn is the closest to the paddock and racetrack on the west side
- second largest barn on the racetrack of the 26 barns located there
- monitored by security camera system
- apartment above barn provides 24/7 security by barn superintendent
- 4 wash stalls
- access to 2 shipping vans that are state-of-art comfortable for transporting horses
- 60 ton capacity for hay/timothy/alfalfa/straw storage

- 14 fan air circulation system for comfort and air quality
- 2 racetrack-supplied manure bins that are emptied on a daily basis

The Company believes that it would be difficult to find more suitable living and training conditions than described above anywhere in the Mid-Atlantic racing circuit and perhaps at almost any racetrack in the USA.

DIRECTORS, EXECUTIVE OFFICERS, SIGNIFICANT EMPLOYEES

The directors of the Company are: Todd Beattie, age 45; Todd Mostoller, age 44; and Joseph Santanna, age 64. Each has served as a director since the formation of the Company in 2006. There is no arrangement or understanding with any person pursuant to which the directors were selected or serve as directors. No director is related to any person who serves the Company in any capacity. Following is a brief description of the business experience of the directors.

Joe Santanna

Joe has owned thoroughbred race horses since 1988. During that 26 year period, horses in which he has had an ownership interest have won 24% of their races and have finished 1-2-3 in 60% of their 365 starts, winning total purses of over $1.5 million. Joe's service to the thoroughbred horse racing industry includes two 3 year terms as President of the Pennsylvania HBPA. He also held leadership positions that covered 13 years (split between Secretary-Treasurer and Chairman/President) with the National HBPA representing 30 state Affiliates and over 30,000 thoroughbred race horse owners and trainers. He has served on several industry Boards, most notably the NTRA. Now a retired CPA and College Professor, Joe is a successful horse owner, professional businessman, and well known as a result of his leadership positions in the North American thoroughbred horse racing industry.

Todd Beattie

Todd has consistently demonstrated his professional expertise as a trainer during his 30 year career. He is routinely ranked in the top 100 of the over 7,000 nationally licensed trainers. He has won 22% of his lifetime 7,000 starts and horses he has trained over the last dozen years have average annual purse earnings of $1,500,000. Todd trained Breeders Cup runner and multiple graded stakes winner Fabulous Strike. He has a keen eye for conformation and athleticism of the thoroughbred horse as well as a complete understanding of the thoroughbred breeding industry.

Todd Mostoller

Todd has managed race horse syndicates since 2006. During that period of time, horses under his management have won 25% of their races and have finished 1 - 2 - 3 in 56% of their 129 starts, winning total purses of over $800,000. Todd's service to the Pennsylvania thoroughbred horse racing is substantial in his role as the Executive Director of the Pennsylvania HBPA. As the advocate for over 3,000 owners and trainers, Todd has negotiated live racing agreements with racetrack management. He was very instrumental in securing one of the best arrangements in the USA for Pennsylvania race horse owners and trainers within the legislation that established legalized gaming at racetracks in Pennsylvania.

Todd Mostoller and Joseph Santanna serve as co-managers of the Company; the Company has no paid employees. The operations of the Company are conducted by the managers and independent contractors.

REMUNERATION OF DIRECTORS AND OFFICERS

Todd Mostoller, Joseph Santanna and Todd Beattie are directors of the Company and provide basic and necessary organizational services to the Company on an independent contractor basis. The Company has no paid employees The Company believes that Messrs. Mostoller, Santanna and Beattie possess the necessary expertise and experience to provide these services. For the calendar year 2013, they were paid for services as follows:

- Todd Mostoller, paid $16,400 for general management services.
- Joe Santanna, paid $16,400 for accounting and income tax services.
- Todd Beattie, paid $126,879 in daily trainer fees and $11,677 based upon purses earned. Mr. Beattie was reimbursed for transporting horses to racetracks in the amount of $8,371.

In 2012, Mr. Beattie was paid $103,763 for trainer services and was reimbursed $11,510 for transportation of horses to racetracks.

The Company anticipates that in 2014, the above individuals will be paid similarly to the payments made in 2013. Mr. Beattie's remuneration will vary based upon the number of Company horses under his care. The Company does not have a written agreement with Messrs. Beattie, Santanna or Mostoller to perform services for the Company. The duties and responsibilities of the managers of the Company and for the LLCs that will be formed with proceeds from the Offering are outlined in the Company's Operating Agreement, attached to the Offering Statement as Exhibit 2.2.

LEGAL PROCEEDINGS

Neither the Company, nor the Company's directors are a party to any pending or threatened litigation or administrative action which could have a material adverse effect upon the Company's business, financial conditions or operations. Nor has any party been a party to any bankruptcy or insolvency proceeding.

SECURITIES BEING OFFERED

The discussion of the Units in "Plan of Distribution" on page 7 of this Circular is incorporated by reference into this Section. The Units will be issued in denominations of $10,000 payable at the time of subscription. This price is the same price at which the current members of the Company purchased Units in the Company. Each Unit will represent approximately 5% of an LLC that the Company will form to own a thoroughbred horse. The Company intends to form an LLC with each $200,000 in aggregate subscriptions.

UNDERTAKING TO UPDATE INFORMATION

As long as the Units are offered, the Company will amend the Offering Circular to reflect any fundamental change in the information set forth herein, including any material change in the plan of distribution as described in this Offering Circular. The Company will provide Unit holders with a quarterly financial statements and other relevant information with respect to performance of the respective LLC of which the Unit holder is a member.

PART F/S

Commonwealth New Era Racing, LLC

Financial Statements and Related Notes

For the years ended December 31, 2013 and December 31, 2012

and

Balance Sheet as of February 28, 2014

Commonwealth New Era Racing, LLC
Consolidated Statement of Cash Flows
December 31, 2013 and 2012

	2013	2012
Operating Activities		
Cash Received From Purses Earned	$ 169,544	$ 197,189
Cash Paid for Operating Expenses	(298,978)	(269,293)
Other Miscellaneous cash inflow	1,618	
Cash Flow From Operating Activities	(127,816)	(72,104)
Investing Activities		
Cash Received from Sale of Horses	6,483	26,250
Cash Paid to Purchase Horses	(121,200)	(157,250)
Cash Flow From Investing Activities	(114,717)	(131,000)
Financing Activities		
Cash Contributed by Members	356,841	365,808
Cash Distributed to Members	(34,997)	(144,052)
	321,844	221,756
Net change in Cash for the year	79,311	18,652
Cash, January 1	45,437	26,785
Cash, December 31	$ 124,748	$ 45,437

Reconciliation of Net Income to Cash Provided From Operating Activities

	2013	2012
Net Income	$ (264,130)	$ (236,050)
Add: Non-cash Depreciation Expense	140,814	153,772
Add/Less: Gain/Loss on sale of horses	(4,500)	10,174
Cash Flow From Operating Activities	$ (127,816)	$ (72,104)

Commonwealth New Era Racing, LLC
Consolidated Income Statement
For the years ended December 31, 2012 and December 31, 2013

	12/31/2012	12/31/2013
Purses Earned	197,189	169,544
Net Gain or (loss) on Claims	(10,174)	4,500
Other	-	1,618
Total Revenue	187,015	175,662
Expenses		
Monthly Training	103,763	126,879
Vet Medicine & Supplements	36,881	44,532
Veterinarian Services	12,168	16,242
Advertising/Promotion	388	
Website Development		1,200
Insurance	9,445	11,900
Sales Vetting expenses		918
Travel	1,500	2,162
Accounting/Tax Services	16,150	16,790
Legal Fees	435	1,750
Agent Fees	5,000	
Management Services	16,150	16,400
Farrier	6,702	9,492
Bloodstock Sales commissions		3,650
Groom Fees	1,425	959
Race Day Fees	526	2,304
Trainer 10% Fee	16,288	11,677
Shipping	11,510	8,371
Jockey Mount Fees	22,031	18,628
Tack	1,690	1,849
Photos/Videos	981	1,435
Pony Fees	771	458
Registration/Licensing/Entry	5,489	1,382
Total Expenses	269,293	298,978
Operating profit (loss)	(82,278)	(123,316)
Depreciation Expense	(153,772)	(140,814)
Net profit (loss)	(236,050)	(264,130)

Commonwealth New Era Racing, LLC
Consolidated Balance Sheet
December 31, 2013 and 2012

	2013	2012
Assets		
Current Assets		
Cash	$ 124,748	$ 45,437
Total Current Assets	124,748	45,437
Operational Assets		
Thoroughbred Race Horses	423,863	359,363
Less: Accumulated Depreciation	(299,800)	(213,703)
Net Book Value	124,063	145,660
Total Assets	$ 248,811	$ 191,097
Members Equity	$ 248,811	$ 191,097

Commonwealth New Era Racing, LLC
Consolidated Statement of Members Equity
December 31, 2013 and 2012

	2013	2012
Members Equity, January 1	$ 205,391	$ 191,097
Contributions by Members	365,808	356,841
Distributions to Members	(144,052)	(34,997)
Net Income (Loss)	(236,050)	(264,130)
Members Equity, December 31	$ 191,097	$ 248,811

Commonwealth New Era Racing, LLC

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Operational Assets

Thoroughbred race horses represent the only assets of the Company. They are recorded at cost. Depreciation is calculated using the double-declining balance method over their 3 - 5 year estimated useful lives.

Revenue Recognition

Purses earned are recognized as revenue upon the completion of the live race and the deposit of the amount won when it is credited to the Company by the Horsemen's Bookkeeper at each respective race track. Each race has associated with it a purse which is generally divided as follows: 60% to the winner, 20% to second place, 11% to third place, 6% to fourth place, and 3% to fifth place. Some racetracks pay a starter fee for horses finishing sixth and beyond.

Note 2 - Thoroughbred Race Horses

The Company owns horses that range in age from yearlings (one year olds) to six years old. The Company purchases yearlings at select bloodstock sales in an attempt to maximize the quality of breeding, conformation, and appearance of the equine racing athlete. Since racing typically begins in the second half of a horse's two-year old year, there can be a full year of training or more before the horse is capable of competition. The Company expects to race each horse through the end of its three-year old year, at which time a decision is made to either continue to race the horse or to sell the horse.

Note 3 - Cost and Accumulated Depreciation of Horses

	2013	2012
Cost of Horses	$423,863	$359,363
Accumulated Depreciation	(299,800)	(213,703)
Net Book Value	$124,063	$145,660

Depreciation Expense was $140,814 and $153,772 for the years ended 12/31/13 and 12/31/12 respectively.

Note 4 - Income Taxes

While the Company has formed itself as an LLC business entity, it has elected to be treated as a partnership for federal income tax purposes. It files federal Form 1065 annually and distributes each member's proportionate share of profit or loss by means of the federal Schedule K-1.

It retains its corporate status with the Commonwealth of Pennsylvania and therefore files the appropriate annual state corporate income tax returns. There were no Pennsylvania corporate Income or Capital Stock tax assessments/liabilities for the years ending 12/31/13 and 12/31/12, respectively.

Note 5 - Members' Equity

Upon the acquisition of a thoroughbred race horse, the Company determines the required capital contribution necessary to purchase the horse and pay for its training and operating expenses through the end of its three year old year. If a horse is acquired through a claiming race, the capital contribution is the sum of the claiming price plus the next six months of estimated expenses. Additional capital contributions may be required if the Company decides to race the horse beyond its three-year old year or beyond the six month period after claiming, in the event the racing success of the horse does not earn purses sufficient to cover the aforementioned expenses.

The Company makes distributions to its members when a race horse earns purses that exceed the operating expenses anticipated for the next six months of training that horse. If a horse is sold, the Company also makes a final distribution to its members as a dissolution of that operation.

Note 6 - Related Party Transactions

Todd Mostoller, Joseph Santanna, and Todd Beattie are directors of the Company and provide basic and necessary organizational services to the Company on an independent contractor basis. The Company has no paid employees. For the calendar year ended December 31, 2013, they were paid as follows:

Todd Mostoller -	$16,400 for general management services
Joseph Santanna -	$16,400 for accounting and income tax services
Todd Beattie -	$126,879 for daily training fees which includes feed, housing, and care of all of the Company's horses. He was also reimbursed $8,371 for transportation of horses to and from the racetracks.

Commonwealth New Era Racing, LLC

Balance Sheet as of February 28, 2014

Assets			
Cash			$ 75,646
Horses			
Cost		$ 269,163	
Accumulated Depreciation		(209,915)	59,248
Total Assets			$ 135,894
Equity			$ 135,894

PART III

EXHIBITS

EXHIBIT INDEX

<u>Exhibit No.</u>

2.1 Certificate of Organization of Commonwealth New Era Racing, LLC (incorporated by reference to Exhibit 2.1 (sequential page 23) filed with the Company's Form 1-A filed on or about May 6, 2014))

2.2 Operating Agreement of Commonwealth New Era Racing, LLC (incorporated by reference to Exhibit 2.2 (sequential page 27) filed with the Company's Form 1-A filed on or about May 6, 2014))

3.1 Instrument Defining the Rights of Unit Holders (incorporated by reference to Exhibit 2.2 of this Amendment No. 1 to Form 1-A)

4.1 Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 (sequential page 60) filed with the Company's Form 1-A filed on or about May 6, 2014))

11.1 Opinion of Counsel (incorporated by reference to Exhibit 11.1 (sequential page 64) filed with the Company's Form 1-A filed on or about May 6, 2014))

SIGNATURES

The issuer has duly caused this Amendment No. 1 to its Form 1-A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Harrisburg, Commonwealth of Pennsylvania, on June 2, 2014.

COMMONWEALTH NEW ERA RACING, LLC

By Joseph Santanna, Manager

This offering statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
Joseph Santanna	Manager and Director	June 2, 2014
Todd Mostoller	Manager and Director	June 2, 2014
Todd Beattie	Director	June 2, 2014